Exhibit 99.1

Supreme Court of British Columbia Grants Final Order to theScore
Approving Arrangement with Penn National Gaming

Acquisition Expected to Close on October 19, 2021

TORONTO, ONTARIO - October 14, 2021 - Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”) is pleased to announce that the Supreme Court of British Columbia has issued a final order approving the previously announced plan of arrangement (the “Arrangement”) pursuant to which Penn National Gaming, Inc. (“Penn National”), by way of its subsidiary, will acquire all of the outstanding shares of theScore (other than those held by Penn National and its subsidiaries).

Subject to the satisfaction or waiver of the remaining conditions to closing contained in the arrangement agreement with Penn National, the Arrangement is expected to close on October 19, 2021.

About Score Media and Gaming Inc.

theScore empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms.

About Penn National Gaming

With the nation's largest and most diversified regional gaming footprint, including 43 properties across 20 states, Penn National continues to evolve into a highly innovative omni-channel provider of retail and online gaming, live racing and sports betting entertainment. The Company's properties feature approximately 50,000 gaming machines, 1,300 table games and 8,800 hotel rooms, and operate under various well-known brands, including Hollywood, Ameristar, and L'Auberge. Our wholly-owned interactive division, Penn Interactive, operates retail sports betting across the Company's portfolio, as well online social casino, bingo, and iCasino products. In February 2020, Penn National entered into a strategic partnership with Barstool Sports, whereby Barstool is exclusively promoting the Company's land-based and online casinos and sports betting products, including the Barstool Sportsbook mobile app, to its national audience. The Company's omni-channel approach is bolstered by the mychoice loyalty program, which rewards and recognizes its over 24 million members for their loyalty to both retail and online gaming and sports betting products with the most dynamic set of offers, experiences, and service levels in the industry.

Forward-Looking Information

Forward-Looking Information This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding the Arrangement and the expected closing thereof. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business as well as the expected completion of the Arrangement and the timing thereof. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the closing of the Arrangement may be delayed or may not occur at all, for reasons beyond the Company’s control; (b) the requirement for the closing conditions in the arrangement agreement with Penn National to be satisfied or waived; (c) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of theScore and Penn National to terminate the arrangement agreement between the companies; and (d) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and the Management Information Circular of theScore dated September 10, 2021. The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

For more information, please contact:

Investor Relations:

Alvin Lobo

Chief Financial Officer

ir@thescore.com

416-479-8812

Richard Land, James Leahy

JCIR

scr@jcir.com

212-835-8500

General Media Inquiries:

Eric Schippers

SVP, Public Affairs & Government Relations

Penn National Gaming

Eric.Schippers@pngaming.com

610-378-8321

Daniel Sabreen

Vice President, Communications

Score Media and Gaming Inc.

dan.sabreen@thescore.com

917-722-3888 ext. 706